December 6, 2006

Via EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:      Westcore Trust (File No. 2-75677)

Preliminary Proxy Statement on Schedule 14A, filed December 6, 2006

To Whom It May Concern:

            On behalf of Westcore Trust, filed herewith are preliminary proxy materials relating to the Trust proposed special meeting of shareholders, to be held on February 13, 2007.

At the special meeting, the shareholders will be asked to (1) elect seven "independent" trustees and (2) standardize, simplify, and modernize the fundamental investment restrictions of each Westcore fund.

The Trust intends to release definitive copies of this preliminary proxy statement to shareholders on or about December 29, 2006.

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 892-7381 or to Lester R. Woodward at telephone number (303) 892‑7392.

Sincerely,
/s/ Peter H. Schwartz
Peter H. Schwartz
for Davis Graham & Stubbs LLP

PHS/jms

Enclosures

cc:        Westcore Trust

Peter H. Schwartz . 303 892 7381 . peter.schwartz@dgslaw.com